UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LULU'S FASHION LOUNGE HOLDINGS, INC.

(Exact name of the registrant as specified in its charter)

Delaware	001-41059	20-8442468
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
195 Humboldt Avenue, Chico, California		95928
(Address of principal executive offices)		(Zip Code)

Crystal Landsem, Chief Executive Officer, (530) 343-3545

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Section 1 – Conflict Mineral Disclosure

Item 1.01 Conflict Mineral Disclosure and Report

Conflict Minerals Disclosure:

In July 2010, the United States Congress enacted legislation that requires certain public companies to provide disclosure about the use in products they manufacture (or contract to manufacture) of tin, tantalum, tungsten, gold or their derivatives (“Conflict Minerals”) emanating from the Democratic Republic of the Congo and its adjoining countries (the “Covered Countries”). The legislation is codified in Section 13(p), and Rule 13p-1 (the “Rule”), under the Securities Exchange Act of 1934, as amended (the “Act”), and applies to issuers that manufacture or contract to manufacture products for which Conflict Minerals are necessary to the functionality or production.

As required by the Rule, Lulu’s Fashion Lounge Holdings, Inc. (“Lulus,” “we,” “our,” “us,” or the “Company”) undertook an analysis of its products to determine whether it would be deemed under the Rule to manufacture or contract to manufacture any product in which any Conflict Mineral was necessary to the functionality or production of such product. As a result of the analysis, the Company determined that during the reporting period January 1, 2024 to December 31, 2024 (the “Reporting Period”), the Company contracted with certain vendors to manufacture certain products that might contain Conflict Minerals necessary to the functionality or production of such products, including jewelry, handbags, accessories, clothing, and shoes that have zippers, chains, fasteners, buttons and other hardware (“Covered Products”). Accordingly, the Company conducted a reasonable country of origin inquiry with respect to Conflict Minerals in such Covered Products, as required by the Act.

Company Overview

Lulus is a customer-driven, digitally-native attainable luxury fashion brand for women, offering modern, unapologetically feminine designs at accessible prices for every occasion. Lulus primarily serves a large, diverse community of Millennial and Gen Z women. Lulus’ world class personal stylists, bridal concierge, and customer care team share an unwavering commitment to elevating style and quality and bring exceptional customer service and personalized shopping to customers around the world.

Reasonable Country of Origin Inquiry (RCOI)

Lulus’ supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between Lulus and the original sources of Conflict Minerals. Lulus’ process for determining the country of origin of Conflict Minerals contained in the Covered Products (the “reasonable country of origin inquiry” or “RCOI”) was to conduct diligence of its supply-chain, using a targeted questionnaire directed to its vendors (the “Conflict Minerals Questionnaire”). The Conflict Minerals Questionnaire included questions such as whether the vendors supplied any Covered Products to Lulus; if so, whether any Conflict Minerals were used in the Covered Products they supplied to Lulus; and if so, whether any Conflict Minerals (1) originated from the Covered Countries; or (2) were from recycled or scrap sources.

Conflict Minerals Questionnaire Responses

Lulus surveyed vendors who were contracted to manufacture and supply products during the Reporting Period (“Covered Vendors”). Lulus received an overwhelming majority of responses, and of those non-responsive vendors, Lulus was able to confidently determine that they did not supply Covered Products, or that they contained no Conflict Minerals. Conflict Minerals Questionnaire responses, together with additional diligence of its Covered Vendors, confirmed that either no Covered Products were supplied to Lulus, or where Covered Products were supplied, that they did not contain Conflict Minerals. Further, Lulus did not purchase Conflict Minerals directly from mines, smelters or refiners during the Reporting Period. Lulus conducted a thorough survey of its Covered Vendors, engaged in multiple follow up and outreach to its Covered Vendors, performed due diligence on its supply chain, and verified its product categories in conducting its RCOI.

Based on the results of the RCOI conducted for the Reporting Period, Lulus has no reason to believe that the Conflict Minerals in its supply chain for Covered Products originated in the Covered Countries or are from recycled or scrap sources.

Best Practices

To help ensure clear communication regarding responsible Conflict Minerals sourcing, the following Conflict Minerals Policy has been incorporated into vendor contracts and posted on Lulus’ Investor Relations website:

The U.S. Securities and Exchange Commission (“SEC”) has adopted conflict mineral disclosure and reporting rules, as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Conflict Minerals Rule requires companies that file reports with the SEC to conduct a country of origin (“COO”) investigation in their products, and report annually on the use and origin of conflict minerals (columbite-tantalite (coltan), cassiterite, wolframite, gold, tin, tantalum, tungsten and their derivatives) (collectively, “Conflicts Minerals”) in the products they manufacture or contract with others to manufacture for them.

Lulu’s Fashion Lounge Holdings, Inc. (the “Company” or “we”) will request information from our vendors and suppliers and use reasonable efforts to ensure that products supplied to the Company are “DRC conflict-free,” meaning that the sourcing of such conflict minerals do not benefit non-stated armed groups in the Democratic Republic of the Congo (“DRC”) or adjoining countries of Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”). As these inquiries will be reasonably designed to determine the origin of the Conflict Minerals, whether in the Covered Countries or from recycled or scrap resources, we expect our vendors and suppliers to participate fully, including by providing complete and timely responses to surveys and other inquiries during audits or upon requests.  In the event the Company has a reason to believe that Conflict Minerals may have originated in the Covered Countries, we will take appropriate action to remedy the situation in a timely manner, including reassessment of supplier relationships. The Company has management systems in place and files annual reports with the SEC as contemplated by the Conflict Minerals Rule.

This disclosure and all reports Lulus files with the SEC in compliance with the Rule will be available to the public through our Investor Relations website, https://investors.lulus.com/. The information on the Company’s website is not, and will not be, deemed to be a part of this Form SD or any other filing with the SEC unless the Company expressly incorporates such information.

Forward Looking Statements

This document contains forward-looking statements based on the Company’s current views, beliefs, assumptions and expectations regarding future events and speak only as of the date of this Conflict Minerals Disclosure. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “intend,” “become,” “future,” “continue,” “strive,” “seek” or comparable terms. These forward-looking statements are only predictions and are subject to risks, uncertainties and other factors, including, among other matters, the Company’s ability to meet or improve the Company’s best practices with its vendors and country of origin inquiries to further mitigate any risk that any Conflict Minerals that may be found its Covered Products could fund armed conflict in the Covered Countries. The Company undertakes no obligation to publicly update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Item 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LULU'S FASHION LOUNGE HOLDINGS, INC.

By:	/s/ Crystal Landsem	Date: May 28, 2025
Crystal Landsem
Chief Executive Officer